LAW OFFICES

SILVER, FREEDMAN & TAFF, L.L.P.

A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

3299 K Street, N.W., Suite 100

WASHINGTON, D.C. 20007

PHONE: (202) 295-4500

FAX: (202) 337-5502

WWW.SFTLAW.COM

April 20, 2012

Christian Windsor, Special Counsel

Financial Services Group

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	HomeTrust Bancshares, Inc. Registration Statement on Form S-1/A
File Number 333-178817

Dear Mr. Windsor:

We are writing on behalf of our client HomeTrust Bancshares, Inc. (the “Company”), in response to comments raised by the staff of the Securities and Exchange Commission in its letter dated April 13, 2012 (the “Comment Letter”). The Holding Company’s responses to the staff’s comments are numbered to correspond to the numbered comments in the Comment Letter.

1. Please note that we think Exchange Act Rules 10b-9 and 15c2-4 may be at issue with this offering. As such, our questions are as follows:

Please explain how the offering complies with Exchange Act Rule 10b-9.

Response: The Company’s offering is a “min/max” offering, whereby a specified minimum amount of the securities must be sold within a specified time and is not an offering conducted on an “all-or-none” basis. Rule 10b-9 requires that a min/max offering provide that investor funds will be returned if the required minimum proceeds are not raised by the stated offering deadline. The Company makes such representations regarding the return of funds on page 167 of the prospectus in the section captioned “The Conversion Offering—Offering Deadline,” which describes the cancellation procedures in the event that the minimum number of shares is not sold in the offering. The Company intends to add the following italicized language to this section to make it clearer that all funds are returned promptly in the event the offering is terminated if the required minimum proceeds are not raised by the stated offering deadline:

Christian Windsor

Securities and Exchange Commission

April 20, 2012

Offering Deadline

The subscription and community offerings will expire at 12:00 noon, Eastern Time, on [expire date], 2012, unless extended, without notice to you, for up to 45 days. Any extension of the subscription and/or community offering beyond [expiration date1] would require the OCC’s approval. In such event, we would conduct a resolicitation. Purchasers would have the opportunity to maintain, change or cancel their stock orders within a specified period. If a purchaser does not respond during the resolicitation period, his or her stock order will be canceled and payment will be returned promptly, with interest calculated at HomeTrust Bank’s regular savings rate, and deposit account withdrawal authorizations will be canceled. We will not execute orders until at least the minimum number of shares offered has been sold and all final regulatory approvals have been received. If we have not sold the minimum by the expiration date or any extension thereof, we will terminate the offering and cancel all orders, and payment will be returned promptly, with interest calculated at HomeTrust Bank’s regular savings rate, and deposit account withdrawal authorizations will be canceled. Any single offering extension will not exceed 90 days; aggregate extensions may not conclude beyond [expiration date2], which is two years after the special meeting of members to vote on the conversion. We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will cancel any deposit account withdrawal orders and promptly return all funds submitted, with interest calculated at HomeTrust Bank’s regular savings rate from the date of receipt.

It is our understanding that the Staff is concerned that, in an offering intended to close at the minimum of the offering range, the failure of one or more investors to fund their orders through the syndicated offering could result in the sale of less than the minimum number of shares. As set forth in more detail below, the procedures for closing the offering ensure that the Company will close the offering before it has sold at least the minimum number of shares. Therefore, there is no “manipulative or deception device or contrivance” and the offering complies with Rule 10b-9.

Please explain how the offering complies with Exchange Act Rule 15c2-4.

Response: We initially note that the conversion transaction that HomeTrust Bank (the “Bank”) is undergoing and the offering mechanics, payment methods and closing requirements of the offering are all conducted in compliance with the conversion regulations of the Office of the Comptroller of the Currency (“OCC”), in particular 12 C.F.R. 192, Subpart A. In addition, the conversion mechanics are substantially identical to the conversion transaction mechanics as detailed in the SEC’s Trident Securities, Inc. No-Action Letter, dated November 29, 1985 (1985 SEC No-Act. LEXIS 2794) (the “1985 Trident Letter”) and the SEC’s Trident Securities, Inc. No-Action Letter, dated April 13, 1987 (1987 WL 267057) (the “1987 Trident Letter” and collectively with the 1985 Trident Letter, the “Trident Letters”).

As set forth in the Prospectus, there are two primary means by which the Company is offering its common stock: (1) a subscription offering and community offering and (2) a syndicated community offering. Due to the differences between the procedures for the subscription and community offerings and the syndicated community offering, we will address the subscription and community offerings and the syndicated offerings separately in responding to the comment.

Christian Windsor

Securities and Exchange Commission

April 20, 2012

Subscription and Community Offerings

In the subscription offering, subscription rights to purchase common stock of the Company, in an amount as required by OCC regulations, are granted to certain depositors and borrowers of the Bank. In the community offering, the Company will offer shares of its stock not subscribed for in the subscription offering to members of the public, with preferences given to certain community members and current Company shareholders.

The Company will mail a prospectus, together with an order form, to all depositors with subscription rights and to all members of the general public who request a copy of the prospectus. Persons who are interested in purchasing shares in the subscription and community offerings must complete an order form and return it to the Company together with payment in full for their shares. Subscribers may pay for Company common stock by check, money order or by withdrawal from a Bank savings account or certificate of deposit. Order forms and payments are returned to the Bank’s conversion center. Checks and money orders are immediately cashed by the Bank and placed in a segregated account at the Bank until the offering is completed or terminated. For payment made by withdrawal from a Bank savings account or certificate of deposit, a hold is placed on these funds, making them unavailable to the depositor until the offering is completed, at which time the designated withdrawal will be made, or terminated. At closing, all funds in the segregated account are transferred to the Company and funds designated for withdrawal are withdrawn as authorized and transferred to the Company. At no time does Keefe, Bruyette & Woods, Inc. hold funds from subscribers.

While funds held in the segregated Bank account are not subject to any specific agreement, as a federally chartered and federally insured depository institution conducting a regulated conversion transaction, the Bank must hold investors funds in accordance with the OCC’s extensive conversion regulations and the OCC’s and Federal Deposit Insurance Corporation’s various regulations regarding maintenance of deposit accounts.

As stated in SEC Staff Interpretations published in NASD Notice to Members 84-7 (January 30, 1984), and as discussed in the 1985 Trident Letter, direct receipt of an investor’s funds by an issuer (or an affiliate of an issuer) is not a circumstance addressed by Rule 15c2-4. Further, the SEC stated that direct receipt by the issuer “could result in difficulties with respect to the maintenance of required books and records by the broker-dealer” and therefore “the Commission’s staff … believes that the better practice is to have investors’ funds sent directly to the broker-dealer.” Similar to the facts set forth in Trident Letter, the fact that the conversion offering is a heavily regulatory process and that Keefe, Bruyette & Woods, Inc. plays a significant role in the subscription process should alleviate any such concerns. In particular, the Company has engaged Keefe, Bruyette & Woods, Inc. to act as the Conversion Agent for the offering. In this role, Keefe, Bruyette & Woods, Inc. assists the Bank by providing several services including: providing software for the operation of the Bank’s stock information center; assisting the Bank in establishing and managing the stock information center; assisting in educating Bank personnel; establishing recordkeeping and reporting procedures; supervising the stock information center; processing stock order forms and producing daily reports and analysis; and performing interest and refund calculations. Keefe, Bruyette & Woods, Inc. maintains complete and accurate books and records of the offering on behalf of the Bank and actively assists the Bank in the review of subscription order forms and in establishing the Bank’s procedures for accepting subscriber funds, payment of interest and recording the sales of stock in the offering.

Since Keefe, Bruyette & Woods, Inc. does not hold any funds in the subscription or community offering, Rule 15c2-4 and its requirements with respect to a broker-dealer’s ability to “accept any part of the sale price of any

Christian Windsor

Securities and Exchange Commission

April 20, 2012

security being distributed” does not apply. Furthermore, to address any SEC concerns with respect to maintenance of books and records (although not addressed by Rule 15c2-4), Keefe, Bruyette & Woods, Inc.’s process of assisting the Bank in the offering and its ability to maintain complete and accurate books and records of the offering helps to ensure that investors will receive a prompt reimbursement of all of their funds if the offering is not consummated.

Syndicated Community Offering

For shares of common stock not purchased in the subscription or community offerings, the Company may offer the shares in a syndicated community offering through a syndicate of selected dealers. As set forth in the prospectus, there are three primary means by which participants in the syndicated community offering may purchase shares of Company common stock.

First, an investor in the syndicated community offering may elect to use stock order forms, in which case such investor would follow the same procedures applicable to purchasing shares in the subscription and community offerings, in particular the delivery to the Bank of a check in amount of the intended purchase, the cashing of such check by the Bank, the placement of such funds in a segregated account at the Bank, the payment of interest on such funds and the return of the funds in the case the minimum of the offering are not received or the offering is otherwise terminated. Therefore, the rationale for compliance with Rule 15c2-4 with respect to this aspect of the syndicated community offering is the same as that set forth above for the subscription and community offerings.

As disclosed under the section captioned “Syndicated Community Offering” on page 162 of the prospectus, Keefe, Bruyette & Woods, Inc. and other broker-dealers participating in the syndicated community offering will also accept payment for shares of common stock to be purchased in the offering through a “sweep” arrangement, under which a customer’s brokerage account at the applicable participating broker-dealer will be debited in the amount of the customers purchase price on the closing date. Such customers must authorize the broker-dealer to debit their brokerage accounts and must have the funds for full payment in their accounts on, but not before, the closing date. On the closing date, the purchaser’s brokerage account is debited by the broker-dealer and the funds are transferred to the Bank to be held in a segregated account until all closing conditions to the offering, as set forth in the Agency Agreement, are met.

Certain entities that do not utilize the aforementioned arrangements or submit stock order forms may pay for shares on a delivery versus payment (DVP) basis through the facilities of the Depository Trust Company (DTC). Funds received by Keefe, Bruyette & Woods, Inc. on a DVP basis will be promptly transmitted to a segregated account at the Bank on the closing date and such funds will be held in a segregated account until all closing conditions of the offering are met. Specifically, on the morning of closing, the Company through its transfer agent will instruct DTC to move shares of common stock “free” to Keefe, Bruyette & Woods, Inc. through the facilities of DTC. Keefe, Bruyette & Woods, Inc. will then book the shares to the appropriate investor account on a DVP basis and will then promptly transmit such DVP investor funds to a segregated account at the Bank on the closing date. Such funds are held in a segregated account at the Bank until all closing conditions to the offering, as set forth in the Agency Agreement, are met.

With respect to the arrangements and procedures described above, compliance with Rule 15c2-4 is based on the SEC’s Trident Letters. As set forth in its no-action request, Trident requested that a broker-dealer be allowed to sweep its customers accounts before closing and forward its customer’s subscription funds to the bank in one payment. As noted by the SEC in the 1985 Trident Letter, “Rule 15c2-4 would prohibit a Selected Dealer from forwarding funds received in connection with a Conversion

Christian Windsor

Securities and Exchange Commission

April 20, 2012

Offering to the converting [bank] for deposit in a Subscription Account at the [bank]. Nevertheless, based on your representations and the facts you have presented, particularly that all accounts at the [bank], including Subscription Accounts, are federally insured, and that the [bank] and the Conversion Offering are extensively regulated by the [Federal Home Loan Bank Board] [predecessor to the Office of Thrift Supervision], this Division will not recommend that the Commission take enforcement action under Rule 15c2-4 if Selected Dealers engage in the activities described above.” Further, as noted by the SEC in the 1987 Trident Letter, “It does not appear that the ‘sweep’ arrangements to be engaged in by Selected Dealers … will result in any of the abuses at which Rule 15c2-4 is directed. Accordingly, on the basis of your representations and the facts presented, this Division will not recommend that the Commission take enforcement action under Rule 15c2-4 if Selected Dealers engage in the ‘sweep’ arrangement as described above.”

Accordingly, the Company and Keefe, Bruyette & Woods, Inc. believe that the above mentioned arrangements and procedures to be utilized in this offering, including the delivery of the funds to the Bank prior to closing, are consistent with the procedures set forth in the Trident no-action letter requests and that the analysis of the Trident Letters is applicable to the procedures that the Company intends to utilize.

Is Keefe, Bruyette & Woods, Inc. a registered broker-dealer? Please specify pursuant to which minimum net capital provision of Rule 15c3-1(a)(2) Keefe is operating under?

Response: Please be advised that Keefe, Bruyette & Woods, Inc. is a registered broker-dealer. See also the SEC’s current Broker-Dealer information report found at http://www.sec.gov/foia/bdreports/bd040112.txt. Keefe, Bruyette & Woods, Inc. is operating under the minimum net capital provisions applicable to market makers. Keefe, Bruyette & Woods, Inc. is a wholly-owned broker-dealer subsidiary of KBW, Inc., a full service investment bank. KBW, Inc. is an SEC reporting company that also trades on the NYSE under the stock symbol “KBW.”

Who will hold investor funds, where will such funds be held and pursuant to what agreements and the terms thereof?

Response: Please see the response above related to how the offering complies with Exchange Act Rule 15c2-4.

Please provide step-by-step chronological detail of the closing mechanics of the offering, including without limitation with respect to how the DVP and sweep features work.

Response: Please see the response above related to how the offering complies with Exchange Act Rule 15c2-4 for a general description of the receipt and processing of funds, including a description of the DVP and sweep features. A chronological detail of the closing date is set forth below:

1.	Company (and its affiliated parties) and Keefe, Bruyette & Woods, Inc. will confirm that all closing conditions necessary to close the conversion transaction, other than receipt of all sweep and DVP funds, have been met. This includes receipt of all required regulatory approvals, subscriptions for at least the minimum number of shares and all certifications, legal opinions and other documents customary for the closing of a public offering.

2.	Keefe, Bruyette & Woods, Inc. will initiate sweep of funds from accounts of its customers as well as customers of other syndicated members.

Christian Windsor

Securities and Exchange Commission

April 20, 2012

3.	Swept funds will be aggregated by Keefe, Bruyette & Woods, Inc. as syndicate manager and Keefe, Bruyette & Woods, Inc. will wire these funds to a segregated account at the Bank.

4.	Company through its transfer agent will instruct DTC to move shares of common stock “free” to Keefe, Bruyette & Woods, Inc. through the facilities of DTC.

5.	Keefe, Bruyette & Woods, Inc. will then book the shares to the appropriate investor account on a DVP basis.

6.	Keefe, Bruyette & Woods, Inc. will promptly wire the DVP funds to a segregated account at the Bank.

7.	Company (and its affiliated parties) and Keefe, Bruyette & Woods, Inc. will confirm that the Company has received funds for the number of shares to be sold in the offering, which must at least be the minimum number of shares specified in the prospectus.

8.	If Step #7 is confirmed, then the conversion transaction and stock offering closes.

9.	If Step #7 cannot be confirmed, then the transactions conducted through the services of DTC in Steps #4 and #5 will be promptly reversed that same day and all shares issued will be cancelled. In addition, all funds in the segregated accounts will be promptly refunded to investors and all holds on deposit accounts will be lifted. The Company would be able to reverse the DTC and DVP transactions because trading in the common stock of the Company will not occur until the Company has confirmed with the stock exchange that the offering has closed, and even then trading does not commence until the next business day after closing.

10.	Company, through its transfer agent, issues certificated shares of common stock to all subscribers in the subscription and community offering.

11.	Company pays interest on all funds held in segregated accounts for more than one day.

12.	Trading commences on the next business day after closing.

Please note the DVP structure has presented issues in the context of Exchange Act Rule 10b-9 in the past, as some parties had taken the view that the DVP trade orders can be counted towards meeting offering contingencies. Commission staff views DVPs as legal commitments not sales as required by Rule 10b-9, because investors do not put any money into the DVP accounts until closing. Please explain how this offering does not raise these same issues.

Response: As described in the above response to related to the closing mechanics of the offering, the procedures for closing ensure that all funds from investors, whether provided in the subscription and community offerings or by the sweep of customer accounts or by means of DVP orders, will be placed in a segregated account at the Bank prior to closing so that the Company can confirm receipt of subscription funds for not less than the minimum number of shares to be sold in the offering. Because the Company will not close the offering unless it has received in this segregated Bank account all necessary funds to reach at least the minimum of the offering range, there will be no violation of Rule 10b-9.

Christian Windsor

Securities and Exchange Commission

April 20, 2012

* * * * *

We will provide requests from the Company and from Keefe, Bruyette & Woods, Inc. for acceleration of the effective date of the registration statement as soon as the Staff is prepared to receive them. Additionally, in response to the staff’s request, the Company acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If the staff has any questions or comments with respect to these responses to comments, please call the undersigned at (202) 295-4513 or Marty Meyrowitz at (202) 295-4527.

Very truly yours,

/s/ Dave M. Muchnikoff

Dave M. Muchnikoff

cc: (Hard copy by messenger)

Todd K. Schiffman, Assistant Director

Mail Stop 4561

Jonathan Gottlieb, Staff Attorney

Mail Stop 4561

David Irving, Staff Accountant

Mail Stop 4561

Marc Thomas, Staff Accountant

Mail Stop 4561